

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2007 FINAL DIVIDEND

(Santiago, Chile, March 6, 2008) – The board of Directors on its meeting held yesterday, approved to propose to the Regular Stockholders' Meeting the distribution, with charge to year 2007's net income, of a Final Dividend Nº 235 which amounts to Ch$102.19655 per share (Ch$510.98275 per ADR), totaling Ch$32,549,894,683. The Dividend will be paid to its 318,502,872 shares.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionary industry in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.